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                               May 6, 2024

       Houqi Zhang
       Chief Executive Officer
       Autozi Internet Technology (Global) Ltd.
       Building B09, Intelligence Park No. 26
       Yongtaizhuang North Road
       Haidian District, Beijing, China

                                                        Re: Autozi Internet
Technology (Global) Ltd.
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed April 25,
2024
                                                            File No. 333-273166

       Dear Houqi Zhang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2024 letter.

       Amendment No. 4 to Registration Statement on Form F-1 filed April 25,
2024

       Exhibit Index, page II-5

   1. The legal opinion filed as Exhibit 5.1 opines upon "the offering by the Company of certain class A ordinary shares
of par value of US$0.0001 per share." However, it appears that the par value of the Class
A ordinary shares being offered is $0.000001, and the registration statement now seeks to
register both a primary offering of shares by the company and a separate resale
offering of shares by selling shareholders. Prior to effectiveness, please file a revised legal opinion
that reflects the correct par value and the shares being offered in the resale offering.
 Houqi Zhang
FirstName  LastNameHouqi    Zhang Ltd.
Autozi Internet Technology (Global)
Comapany
May  6, 2024NameAutozi Internet Technology (Global) Ltd.
May 6,
Page 2 2024 Page 2
FirstName LastName
Resale Prospectus Cover Page, page ALT

2. We note your disclosure that no sales pursuant to the resale prospectus may take place until your underwritten initial public offering has closed and your Class A ordinary shares have been listed on Nasdaq. However, your statement that "the Selling Shareholders will sell at a price between US$4.00 and US$5.00 per Class A ordinary share" suggests that the selling shareholders intend to sell before the initial public offering has closed. Please revise here and elsewhere as appropriate for clarity. Additionally, please revise your disclosure in footnote 1 on page ALT-3 that the public offering will take place
         "concurrently," as it appears that the selling shareholders will sell their shares only after the public offering has closed.
3. Please revise the alternate front cover page of the resale prospectus to include the China-
         based issuer disclosure that is provided on the front cover page of the public offering prospectus.
Selling Shareholders, page ALT-3

4. Please revise to disclose the nature of any position, office, or other material relationship which any selling shareholder and/or the persons who have control over the selling shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. Refer to Item 507 of Regulation S-K and Regulation S-K
         Compliance and Disclosure Interpretations Question 140.02.
General

5. We note your addition of the resale prospectus to the registration statement. Given the size of the resale offering relative to the number of shares outstanding and given the size of the primary offering, please provide us with a detailed analysis as to why you believe the resale transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters selling on your behalf. Include in your analysis further detail regarding:
             how you determined the number of Class A ordinary shares being registered in connection with the resale offering relative to the number of shares to be offered in the primary offering;
             when and how (i.e., background and nature of the transaction) each of the selling shareholders acquired all Class A ordinary shares they beneficially own;
             the nature of the selling shareholders' businesses;
             how the selling shareholders were selected to participate in the resale offering;
             whether and why the underwriter believes it will be able to successfully place the securities to be sold in the IPO and facilitate the creation of a public market in your securities despite the availability of the shares that the selling shareholders could attempt to offer and sell into such market once trading commences; and
             why the selling shareholders are not subject to the lock-up arrangements described in
 Houqi Zhang
Autozi Internet Technology (Global) Ltd.
May 6, 2024
Page 3
          the prospectus for the initial public offering and whether the underwriter(s) sought to have the selling shareholders subjected to such lock-up provisions. In this regard, your disclosure on page 216 implies that the selling shareholders are only exempt from lock-up provisions with respect to the 3,750,000 resale shares and will be subject to lock-up with respect to their remaining shares.
      For guidance, refer to Securities Act Rule Compliance and Disclosure Interpretations
      Question 612.09.
       Please contact Keira Nakada at 202-551-3659 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameHouqi Zhang
                                                      Division of Corporation
Finance
Comapany NameAutozi Internet Technology (Global) Ltd.
                                                      Office of Trade &
Services
May 6, 2024 Page 3
cc:       Yang Ge, Esq.
FirstName LastName